



24 HR Truck Services, LLC. Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $100,000

Offering End Date: March 16, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $60,000

Company Details:

Name: 24 HR Truck Services LLC

Founded: 2018

Address: 1 Innovation Way, Suite 400, Newark, DE 19711

Industry: Automotive Repair and Maintenance

Employees: 2

Website: www.24hrtruckservices.com

Use of Funds Allocation:

- 35% ($35,000)- Technology Advancements
- 40% ($40,000)- Market Expansion
- 25% ($25,000)- Restructuring Debt



Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$18,781	$41,218
Cash & Cash Equivalents	$114	$21,218
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$7,500	$0
Revenues / Sales	$19,274	$82
Cost of Goods Sold	$37,050	$6,020
Taxes & Licenses	$0	$0
Net Income	$-64,337	$-8,882
Gross Margins	-92%	-72%

About:

24 HR Truck Services is a Delaware and New Jersey-based minority owned business. A member of the New Jersey African American Chamber of Commerce, 24 HR Truck Services opened their doors in September of 2018 with the goal of innovating the transportation industry. There are about 15.5 million trucks that operate in the U.S., not including trailers, buses, recreational vehicles, and heavy equipment vehicles. Most people are unaware that grocery stores would run out of food in just three days if long-haul truckers stopped driving. 24 HR Truck Services quickly realized that all parties participating in the transportation ecosystem (fleets, owner operators, mechanics, vendors, etc.) lose hundreds of millions of dollars due to unexpected roadside emergencies, driver management, lack of automation, and an inefficient way to connect to nationwide services. The systems that support road operations are severely fragmented. Almost 71% of all goods in the USA are transported by trucks. Trucks are a vital part of the economy globally, and 41% of all trucking jobs are held by minorities, so 24 HR Truck Services looked at why there were no solutions for this problem.

They decided to leverage mobile apps and dashboard integrations to create on-the-road linkage and support for drivers, mechanics, fleets, and other transportation vendors. No longer would independent drivers be stuck on the road or fleets not have reliable access to support across the country. No longer would mechanics be unable to find work and worry about showcasing their specialized skill set. The time saved, increased operational efficiencies, and seamless access to resources across the country contributes to a healthier infrastructure for both companies, fleets, drivers, and mechanics.